Exhibit 12.1

WEBSTER FINANCIAL CORPORATION

Computation of Ratios of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges, excluding Interest on Deposits

						Nine months
	Year ended December 31,					ended
						September 30,
	1998	1999	2000	2001	2002	2003

EARNINGS:
Income before taxes	$127,713	142,682	176,407	206,245	233,977	$182,462
Plus: Fixed Charges	162,596	142,625	192,252	174,406	141,007	105,311
Less: Preferred stock dividend	(4,151)	(4,151)	(4,151)	(985)	(863)	(647)

Total Earnings	$286,158	281,156	364,508	379,666	374,121	$287,126

FIXED CHARGES:
Interest on Borrowings	$158,445	138,474	188,101	173,421	140,144	$104,664
Plus: Preferred stock dividend	4,151	4,151	4,151	985	863	647

Total fixed charges	$162,596	142,625	192,252	174,406	141,007	$105,311

Earnings in Excess of Fixed Charges	$123,562	138,531	172,256	205,260	233,114	$181,815
Ratio of Earnings/Fixed Charges	1.76	1.97	1.90	2.18	2.65	2.73

Ratio of Earnings to Fixed Charges, including Interest on Deposits

						Nine months
	Year ended December 31,					ended
						September 30,
	1998	1999	2000	2001	2002	2003

EARNINGS:
Income before taxes	$127,713	142,682	176,407	206,245	233,977	$182,462
Plus: Fixed Charges	403,777	346,430	416,546	390,741	287,169	190,303
Less: Preferred stock dividend	(4,151)	(4,151)	(4,151)	(985)	(863)	(647)

Total Earnings	$527,339	484,961	588,802	596,001	520,283	$372,118

FIXED CHARGES:
Interest on Borrowings	$158,445	138,474	188,101	173,421	140,144	$104,664
Plus: Interest on deposits	241,181	203,805	224,294	216,335	146,162	84,992
Plus: Preferred stock dividend	4,151	4,151	4,151	985	863	647

Total fixed charges	$403,777	346,430	416,546	390,741	287,169	$190,303

Earnings in Excess of Fixed Charges	$123,562	138,531	172,256	205,260	233,114	$181,815
Ratio of Earnings/Fixed Charges	1.31	1.40	1.41	1.53	1.81	1.96